SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)


                        THE STROBER ORGANIZATION, INC.
                               (Name of Issuer)


                    COMMON STOCK, $.01 PAR VALUE PER SHARE
                        (Title of Class of Securities)



                                    863318 10 1
                                (CUSIP Number)


                                John T. Guerin
                                14 Summit Road
                              MORRISTOWN, NEW JERSEY 07960
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                          NOVEMBER 11, 1996
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box <square>.

Check the following box if a fee is being paid with this statement <square>.

                              1 of 5

CUSIP NO. 863318 10 1                                        13D                            PAGE 2  of 5 PAGES

         (1)         NAMES OF REPORTING PERSONS.
                     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                     John T. Guerin
                     ###-##-####

         (2)         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                             (a)

                                                                                                   (b)

         (3)         SEC USE ONLY
         (4)         SOURCE OF FUNDS*

                     PF
         (5)         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                            <square>
                     PURSUANT TO ITEMS 2(d) or 2(e)

         (6)         CITIZENSHIP OR PLACE OF ORGANIZATION
                                USA

                                        (7)         SOLE VOTING POWER
           NUMBER OF
            SHARES                                  422,249
         BENEFICIALLY
           OWNED BY
             EACH
           REPORTING
            PERSON
             WITH
                                        (8)         SHARED VOTING POWER

                                                        -0-
                                        (9)         SOLE DISPOSITIVE POWER

                                                    422,249
                                       (10)         SHARED DISPOSITIVE POWER

                                                        -0-

           (11)            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                           422,249
           (12)            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*               <square>
           (13)            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                           8.1
           (14)            TYPE OF REPORTING PERSON*
                             IN


                             SCHEDULE 13D
                            Amendment No. 2

     This Amendment is filed on behalf of John T. Guerin and amends and supplements the initial Schedule 13D dated February 13, 1991, as amended by Amendment No.1 dated July 31, 1991.

Item 4.    PURPOSE OF THE TRANSACTION

     This item is amended to read as follows:

     The Schedule 13D as originally filed, and as amended by Amendment No. 1 thereto (the "AMENDED SCHEDULE 13D"), stated that the purpose of the transaction was investment and that the filing person intends to review on a continuing basis its investment in the securities of the Company and the Company's business affairs, financial condition and state of the building supply industry in which the Company participates, as well as conditions in the securities markets and general economic and industry conditions. The Amended Schedule 13D also stated that the filing person may in the future take such action in respect of its investment in the securities of the Company as it deems appropriate in light of the circumstances existing from time to time including, without limitation, purchasing additional securities or disposing of securities now held or hereafter acquired in open market transactions, privately negotiated transactions or otherwise.

     The Amended Schedule 13D is further amended to reflect that as of November 11, 1996, the Company entered into an Agreement and Plan of Merger (the "MERGER AGREEMENT") with Hamilton Acquisition LLC (the "PARENT") and Hamilton NY Acquisition Corp., a wholly-owned subsidiary of the Parent (the "SUBSIDIARY"), pursuant to which the Subsidiary would be merged with the Company (the "MERGER"). The merger consideration to be paid to Company stockholders is $6.00 per share of Company Common Stock, in cash, for an aggregate fully diluted purchase price of approximately $32 million. Additionally, as of November 11, 1996, the filing person together with certain other stockholders of the Company, holding an aggregate of approximately 62% of the shares of Common Stock of the Company, entered into a Proxy Agreement dated as of November 11, 1996 with the Parent and the Subsidiary (the "PROXY AGREEMENT") pursuant to which such stockholders agreed, among other things, to appoint the Parent as such stockholders' irrevocable proxy to vote such stockholders' shares of Common Stock in favor of the approval and adoption of the Merger Agreement and approval of the Merger and the other transactions contemplated by the Merger Agreement.

Consummation of the Merger Agreement would necessarily result in the following:

     (a) the Parent acquiring all of the then outstanding shares of Company Common Stock;
     (b) an extraordinary corporate transaction involving the Company and its subsidiaries;
     (d) the resignation of the present Board of Directors of the Company and the addition of Frederick Marinoas Chief Executive officer to Company management;
     (e)  a reduction in Company equity capitalization;
     (g)  a restatement of the Company's charter and by-laws;
     (h)  the Company being delisted.

                              3 of 5

Item 6.CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

      This item is supplemented as follows:

     As of September 30, 1996, Mr. Guerin together with the Company and certain other individuals amended the Agreement and Plan of Reorganization dated October 1, 1986 (the "AMENDED REORGANIZATION AGREEMENT") to terminate certain parties thereto who were not stockholders of the Company. The Company, Mr. Guerin and the remaining parties to the Amended Reorganization Agreement (the "NON-TERMINATING PARTIES") also entered into certain waivers of the Amended Reorganization Agreement to facilitate certain transactions with regard to the Proxy Agreement.

     Additionally, as of November 11, 1996, Mr. Guerin together with certain other stockholders of the Company, holding an aggregate of approximately 62% of the shares of Common Stock of the Company, entered into the Proxy Agreement pursuant to which Mr. Guerin together with seven (7) others agreed, among other things, to appoint the Parent as such persons' irrevocable proxy to vote such stockholders' shares of Common Stock in favor of the approval and adoption of the Merger Agreement and approval of the Merger and the other transactions contemplated by the Merger Agreement.

Item 7.MATERIAL TO BE FILED AS EXHIBITS

     This item is supplemented as follows:

     B. Proxy Agreement dated as of November 11, 1996 by and among the Reporting Person and other persons [incorporated by reference to
           Exhibit 2.2 to the Company's Quarterly Report on Form 10-Q for the three months ended September 30, 1996.]

     C. Agreement Plan of Reorganization Dated October 1, 1986 by and among the Company and the parties named therein [incorporated by reference to the Company's Registration Statement on Form S-1 (Commission File No. 33-9348), filed on October 8, 1986.]

     D.	   Second Amendment to Agreement and Plan of Reorganization dated as of
           September 30, 1996 by and among the Company and the parties named therein.

     E. Form of Waiver Agreement dated as of October 25, 1996 between the Company and the Non-Terminating Parties.

                              4 of 5

                               SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                            /S/ JOHN T. GUERIN
					    -------------------------
                                            John T. Guerin

Dated as of November 11, 1996

                              5 of 5

			      EXHIBIT 5


                         Second Amendment to Agreement
                          and Plan of Reorganization


      This Second Amendment dated as of September 30, 1996 (this "AMENDMENT)", to the Agreement and Plan of Reorganization dated as of October 1, 1986, as amended as of January 25, 1988 (the "REORGANIZATION AGREEMENT") by and among the persons set forth as signatories of this Amendment and The Strober Organization, Inc., a Delaware corporation (the "COMPANY").

      WHEREAS, the persons listed on SCHEDULE A hereto are parties to the Reorganization Agreement but are not currently stockholders of the Company and desire to terminate their participation as a party to the Reorganization Agreement (the "TERMINATING PARTIES"); and

      WHEREAS, each of the parties hereto has determined that it is in the best interest of such party that this Second Amendment be entered into;

      NOW, THEREFORE, in consideration of the premises and of the mutual covenants of the parties hereto, the parties agree as follows:

      1. REPRESENTATION AND WARRANTY. Each of the Terminating Parties represents and warrants to each other party that as of the date hereof such Terminating Party does not own any Company Common Stock or have the right to acquire any Company Common Stock.

      2. TERMINATION. Each of the parties hereto agrees that as of the date hereof, the Terminating Parties shall no longer be deemed to be a party to the Reorganization Agreement.

      3. WAIVER. Each of the Terminating Parties hereby waives any rights that the Terminating Party has as of the date hereof by reason of the Reorganization Agreement.

      4. SEVERABILITY. Any term or provision of this Second Amendment which is invalid or unenforceable in any jurisdiction will, as to such jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Second Amendment or affecting the validity or enforceability of any of the terms or provisions hereof in any other jurisdiction.

      5. COUNTERPARTS. This Second Amendment may be executed in one or more counterparts, each of which shall be considered an original and all of which, when taken together, shall constitute one and the same instrument.

      IN WITNESS WHEREOF, the parties hereto have duly executed this Second Amendment as of the date first above written.

THE STROBER ORGANIZATION, INC.


By: /s/ Robert J. Gaites                /s/ Robert J. Gaites
-----------------------------------     ---------------------------------------
Robert J. Gaites, President             Robert J. Gaites

/s/ Sue Strober				/s/ John T. Guerin
-----------------------------------     ---------------------------------------
Sue Strober                             John T. Guerin

/s/ Sue Strober				/s/ Richard D. King
-----------------------------------     ---------------------------------------
Sue Strober, as Trustee for Steven      Richard D. King
Strober

/s/ Sue Strober				/s/ Philip Zieky
-----------------------------------	---------------------------------------
Sue Strober, as Trustee for Hilary      Philip Zieky
Strober

/s/ Gordon Sandler			/s/ Paul Zieky
-----------------------------------	---------------------------------------
Gordon Sandler                          Paul Zieky

/s/ Aaron F. Kulick			/s/ Edward Zieky
-----------------------------------	---------------------------------------
Aaron F. Kulick, in his capacity as a   Edward Zieky
 Beneficiary of the Estate of
 Gary F. Kulick

/s/ Erik L. Kulick			/s/ Eliott Zieky
-----------------------------------	---------------------------------------
Erik L. Kulick, in his capacity as a    Eliott Zieky
 Beneficiary of the Estate of
 Gary F. Kulick


/s/ Nathan Schwartzberg			/s/ Philip B. Simonds
-----------------------------------	---------------------------------------
Nathan Schwartzberg                     Philip B. Simonds

/s/ Albert C. Brower			/s/ John Yanuklis
-----------------------------------	---------------------------------------
Albert C. Brower                        John Yanuklis

/s/ Richard Young			/s/ Janet Zieky
-----------------------------------	---------------------------------------
Richard Young                           Janet Zieky

/s/ Gordon Milne			/s/ Jon Zieky
-----------------------------------	---------------------------------------
Gordon Milne                            Jon Zieky

/s/ Jeffrey Zieky			/s/ Nancy Green
-----------------------------------	---------------------------------------
Jeffrey Zieky                           Nancy Green

/s/ Philip Zieky			/s/ Phyllis Rachlin
-----------------------------------	---------------------------------------
Philip Zieky, Executor of the`          Phyllis Rachlin
Estate of Evelyn Zieky

                         Second Amendment to Agreement
                          and Plan of Reorganization

                        [SIGNATURE PAGE CONTINUED]

/s/ Abraham Fishberg
-----------------------------------
Abraham Fishberg, Executor
Estate of Sylvia Fishberg

                                SCHEDULE A
                                    to
                       Second Amendment to Agreement
                        and Plan of Reorganization



                            TERMINATING PARTIES


                                  Nancy Green
                                  Janet Zieky
                                 Jeffrey Zieky
                                   Jon Zieky
                                  Paul Zieky
                                 Philip Zieky
                            Estate of Evelyn Zieky

    The following parties are beneficiaries of the Estate of Gary F. Kulick
                                Aaron F. Kulick
                                Erik L. Kulick

                           Estate of Sylvia Fishberg

			  EXHIBIT 6

                  THE STROBER ORGANIZATION, INC.
                        550 HAMILTON AVENUE
                     BROOKLYN, NEW YORK 11232


                                   Dated as of October 25, 1996


To the Persons Listed as Signatories

Ladies and Gentlemen:

     On February 20, 1996, the Company announced that it had engaged Hill Thompson Capital Markets, Inc. as the Company's financial advisor to explore strategic alternatives in order to maximize stockholder value, including the possible merger or sale of all or part of the Company.

     Certain forms of sale of all or part of the Company might involve the transfer of the common stock of the Company by you and other stockholders who have certain rights under an Agreement and Plan of Reorganization dated as of October 1, 1986, by and among the Company and certain stockholders, as subsequently amended, by and among the Company and certain stockholders (collectively, the "AGREEMENT"). The Company is sending this letter to each of the parties of the Agreement but is only binding upon those parties of the Agreement who execute it and return it to the Company.

     This letter will serve as the Company's notice to you that, subject to the Waiver Conditions (as defined below), pursuant to Section 13(c) of the Agreement, the Company waives its rights under Sections 5 and 6 of the Agreement (concerning transfers of Company stock and the right of first refusal) and consents (i) to the transfer of shares of Strober Stock (as defined in the Agreement) by you in connection with any future transaction between the Company and/or its stockholders and a third party (a "TRANSACTION") and (ii) the grant of the irrevocable proxy by certain of the Company stockholders pursuant to the Transaction.

     The Company hereby requests that, pursuant to applicable provisions of the Agreement, you waive your rights under this Agreement and consent to
(i) the transfer of shares of Strober Stock (as defined in the Agreement) by any other party to the Agreement in connection with any Transaction and
(ii) the grant of the irrevocable proxy by certain of the Company stockholders pursuant to the Transaction. Such waiver and consent shall be effective only upon the occurrence of the following (the "WAIVER CONDITIONS"): (i) the Transaction, if any, shall have been consummated no later than 5:00 p.m., New York time, on January 31, 1997; and (ii) pursuant to such Transaction, each stockholder party to the Agreement shall receive the same amount of consideration per share of common stock as any other holder of common stock of the Company.
     By countersigning this letter and returning it to the Company at the above address, you agree to: (i) waive your rights under the Agreement and consent to transfers and grant of irrevocable proxies as described in the immediately preceding paragraph; and (ii) maintain the confidentiality of the existence of this letter and its contents.

     Upon receipt and confirmation of this letter by any of the parties thereof, the Company will provide you with the signed waiver of each stockholder party to the Agreement. We appreciate your prompt attention to this matter as we strive to increase the value of the Company to its stockholders.

                                   Very truly yours,

                                   /S/ ROBERT J. GAITES
				   ---------------------------------------
                                   President and Chief Executive Officer

AGREED AND ACCEPTED


---------------------------


---------------------------
Name Printed

---------------------------
Date

                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549

                               SCHEDULE 13D
                 Under the Securities Exchange Act of 1934

                  THE STROBER ORGANIZATION, INC.
                         (Name of Insurer)

                           COMMON STOCK
                  (Title of Class of Securities)

                            863318-10-1
                          (CUSIP Number)

                              John T. Guerin
                              14 Summit Road
                           Morristown, NJ  07960

(Name, Address and Telephone Number of Person Authorized to Receive
                    Notices and Communications)

                         February 13, 1991

      (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     Check the following box if a fee is being paid with this Statement. [X] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Items 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7).

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP Number:  863318-10-1

     1) Name of Reporting Persons and S.S. or I.R.S. Identification Nos. of Above Persons:

               John T. Guerin
               Social Security Number:  ###-##-####

     2)   Check the Appropriate Box if a Member of a Group (See
          Instructions)

          (a)                                                [  ]

          (b)                                                [  ]

     3)   SEC Use Only

     4)   Source of Funds (See Instructions): PF

     5)   Check if Disclosure of Legal Proceedings Is Required Pursuant to
          Items 2(d) or 2(e)                                 [  ]

     6)   Citizenship or Place of Organization:  U.S. Citizen

Number of (7)  Sole Voting Power:  422,249
Shares    (8)  Shared Voting Power:   - 0 -
Bene-     (9)  Sole Dispositive Power:  422,249
ficially  (10) Shared Dispositive Power:  - 0 -
Owned By
Each Reporting
Person With

     11)  Aggregate Amount Beneficially Owned by

          Each Reporting Person:  422,249

     12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

          (See Instructions)                                 [  ]

     13)  Percent of Class Represented by Amount in Row (11):8.31%

     14)  Type of Reporting Person (See Instructions):  IN

Item 1.   SECURITY AND ISSUER

     This Statement relates to the common stock ("Common Stock") of The Strober Organization, Inc. a Delaware corporation (the "Issuer").

     This Statement of Beneficial Ownership (the "Statement") is filed by Mr. John T. Guerin with respect to the Common Stock of the Issuer. This Statement relates to the purchase by Mr. Guerin of an aggregate of 152,269 shares of Common Stock (the "Shares"). The address of the principal executive offices of the Issuer of such securities is as follows:

               The Strober Organization, Inc.
               550 Hamilton Avenue
               Brooklyn, New York  11232
               (718) 875-9700
               Attn:  Secretary

Item 2.   IDENTITY AND BACKGROUND

     (a)  John T. Guerin

     (b)  14 Summit Road
          Morristown, NJ  07960
          (Home Address)

     (c)  John T. Guerin is a Senior Vice President and
          Director of the Issuer.

     (d)  No

     (e)  No

     (f)  U.S. Citizen

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The shares of Common Stock were purchased by Mr. Guerin with personal funds received by Mr. Guerin from the payment of insurance proceeds paid upon the death of the Chief Executive of the Issuer, Mr. Eric D. Strober.

Item 4.   PURPOSE OF TRANSACTION

     Mr. Guerin's acquisition of the aforementioned Shares of Common Stock is for the purpose of investment. Mr. Guerin does not presently have any plan or proposal to acquire control of the Issuer or which relates to or would result in:
     (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Insurer;

     (b) an extraordinary corporate transaction, such as a reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) any change in the present Board of Directors of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) any material change in the present capitalization or dividend policy of the Issuer;

     (e) any other material change in the Issuer's business or corporate structure;

     (g) any change in the Issuer's Certificate of Incorporation or By-Laws or other actions which may impede the acquisition of control of the Issuer by any person;

     (h) causing the Common Stock to cease to be authorized to be quoted on the National Association of Securities Dealers Automated Quotation System;

     (i) the common Stock becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j)  any action similar to any of those enumerated above;

provided, however, that Mr. Guerin may acquire additional shares of Common Stock in the open market or private transactions from time to time as shares become available for purchase. Mr. Guerin intends to review his position in the Issuer from time to time and may, depending upon his evaluation of its business and prospects, and upon future developments, including, but not limited to, the attitude of the Board of Directors and management of the Issuer, general economic conditions and money and stock market conditions, determine to cease buying shares or to increase or decrease his position in the Issuer. Mr. Guerin does not presently intend to make a tender offer for shares. As a result of his periodic review of his position in the Issuer, however, Mr. Guerin may make a tender offer for shares in the future.

Item 5.   INTEREST IN SECURITIES OF THE ISSUER

     (a) Table I sets forth the aggregate number of shares and percentage of Common Stock beneficially owned by Mr. Guerin. The information herein pertaining to the Issuer's issued and outstanding Common Stock is as of January 29, 1991, at which time there were 5,081,927 shares of Common Stock issued and outstanding.


Table I


               Aggregate Amount of Percentage
TITLE OF CLASS BENEFICIAL OWNERSHIPOF CLASS

Common Stock        422,249        8.31%


     (b) The number of shares as to which Mr. Guerin has sole power to vote or direct the vote, shared power to vote or direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition is as follows:

          (i) SOLE VOTING POWER. Mr. Guerin has sole voting power with respect to 422,249 shares of Common Stock beneficially owned.

          (ii) SHARED VOTING POWER. Mr. Guerin does not hold any common stock with shared voting power.

          (iii)SOLE DISPOSITIVE POWER. Mr. Guerin has sole power to dispose or to direct the disposition with respect to 422,249 shares of Common Stock beneficially owned.

          (iv) SHARED DISPOSITIVE POWER. Mr. Guerin does not share power to dispose or to direct the disposition of shares of Common Stock.


     (c) Mr. Guerin made the following purchases and sales of shares of Common Stock during the 60 days prior to the event date of this Statement:



                    Number of      Transaction    Price per
TRANSACTION DATE    SHARES         TYPE           SHARE

February 13, 1991   185,178        Private Purchase$7.73
February 13, 1991    33,449        Private Sale   $7.73
Net Shares Purchased152,269


     Pursuant to (1) a certain agreement dated November 7, 1986 by and between Mr. Guerin and certain other shareholders of the Issuer including Eric Strober and Mrs. Sue Strober (the "1986 Purchase Agreement") and (ii) a certain agreement dated as of February 13, 1991 by and between Mr. Guerin and Mrs. Sue Strober, the widow of Eric D. Strober (the "1991 Purchase Agreement") (collectively the "Agreements"), Mr. Guerin purchased an aggregate of 152,269 shares of Common Stock at a price of $7.73 per share.

     Of the aggregate amount purchased by Mr. Guerin pursuant to the Agreements, 185,718 shares of Common Stock were purchased by Mr. Guerin from Mrs. Strober as trustee for the estate of Eric Strober for an aggregate consideration of $1,435,600, or $7.33 per share, and 33,449 shares of Common Stock were sold by Mr. Guerin to Mrs. Strober pursuant to the Agreements, for an aggregate consideration of $258,559, or $7.73 per share. The purchases of Mr. Guerin were made with the proceeds of a life insurance policy obtained on the life of Eric Strober pursuant to the 1986 Purchase Agreement.

     (d)  Not applicable.

     (e)  Not applicable.

Item 6. Contracts, arrangements, understandings or relationships with RESPECT TO SECURITIES OF THE ISSUER.

     With the exception of the 1991 Purchase Agreement and the 1986 Purchase Agreement, Mr. Guerin is not a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS.

     A. Purchase Agreement, dated February 13, 1991, by and between Mr. John T. Guerin and Mrs. Sue Strober.





                             SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.


Dated:  February 21, 1991     /S/ JOHN T. GUERIN
			      ------------------------
                              John T. Guerin

                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549

                            Amendment Number 1

                                    TO

                               SCHEDULE 13D
                 Under the Securities Exchange Act of 1934

                  THE STROBER ORGANIZATION, INC.
                         (Name of Insurer)

                           COMMON STOCK
                  (Title of Class of Securities)

                            863318-10-1
                          (CUSIP Number)

                              John T. Guerin
                              14 Summit Road
                           Morristown, NJ  07960

(Name, Address and Telephone Number of Person Authorized to Receive
                    Notices and Communications)

                           July 27, 1991
      (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     Check the following box if a fee is being paid with this Statement. [ ] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Items 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7).

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP Number:  863318-10-1

     1) Name of Reporting Persons and S.S. or I.R.S. Identification Nos. of Above Persons:

               John T. Guerin
               Social Security Number:  ###-##-####

     2)   Check the Appropriate Box if a Member of a Group (See
          Instructions)

          (a)                                                [  ]

          (b)                                                [  ]

     3)   SEC Use Only

     4)   Source of Funds (See Instructions): PF

     5)   Check if Disclosure of Legal Proceedings Is Required Pursuant to
          Items 2(d) or 2(e)                                 [  ]

     6)   Citizenship or Place of Organization:  U.S. Citizen

          Number of Shares Beneficially Owned by Each Reporting Person
With:
          (7)  Sole Voting Power:  422,249
          (8)  Shared Voting Power:   - 0 -
          (9)  Sole Dispositive Power:  422,249
          (10) Shared Dispositive Power:  - 0 -

     11)  Aggregate Amount Beneficially Owned by

          Each Reporting Person:  422,249

     12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

          (See Instructions)                                 [  ]

     13)  Percent of Class Represented by Amount in Row (11):8.31%

     14)  Type of Reporting Person (See Instructions):  IN

Item 1.   SECURITY AND ISSUER

     This Statement is Amendment No. 1 ("Amendment No. 1") to the Statement of Beneficial Ownership on Schedule 13 D of Mr. John T. Guerin, dated February 21, 1991 (the "Original Statement") relating to the acquisition by Mr. Guerin of 152,269 shares (the "Shares") of the common stock ("Common Stock") of The Strober Organization, Inc., a Delaware corporation (the "Issuer").

     The address of the principal executive offices of the Issuer of such securities is as follows:

          The Strober Organization, Inc.
          550 Hamilton Avenue
          Brooklyn, New York  11232
          (718) 875-9700
          Attn:  Secretary


Item 2.   IDENTIFY AND BACKGROUND

     With the exception of paragraph (c), this section is unchanged from the Original Statement.

     (a)  John T. Guerin

     (b)  14 Summit Road
          Morristown, NJ  07960
          (Home Address)

     (c)  John T. Guerin is self employed.

     (d)  No

     (e)  No

     (f)  U.S. Citizen

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Not Applicable

Item 4.   PURPOSE OF TRANSACTION

     This section is unchanged from the Original Statement except that Mr. Guerin currently intends to engage in discussions with various parties with the purpose of exploring available options relating to the possible sale of any or all of the Shares.

Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a)  This section is unchanged from the Original Statement.

     (b)  This section is unchanged form the Original Statement.

     (c)  Not applicable

     (d)  Not applicable.

     (e)  Not applicable

Item 6. Contracts, arrangements understanding or relationships with RESPECT TO SECURITIES OF THE ISSUER.

     No changes.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS.

     Not applicable.



                             SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.



Dated:  July 27, 1991    /S/ JOHN T. GUERIN
			 ------------------------
                         John T. Guerin







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